Exhibit 16.1

July 16, 2025

Office of the Chief Accountant Securities and Exchange Commission 100F Street, NE

Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements made by Certiplex Corporation, which were provided to us and which we understand will be filed with the Commission in a report on Form 8-K pursuant to Item 4.01 of Regulation S-K, regarding the change in its certifying accountant. We agree with the statements concerning our firm in such Current Report on Form 8-K. We have no basis to agree or disagree with other statements made under Item 4.01.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

Astra Audit & Advisory LLC

3702 West Spruce Street #1430 ☐ Tampa, Florida 33607 ☐ +1.813.441.9707